DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com
Penny J. Minna penny.minna@dlapiper.com T 410.580.4228 F 410.580.3228

November 13, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Office of Trade & Services

Re:	Legacy Acquisition Corp.
Definitive Information Statement on Schedule 14C
Filed October 30, 2020
File No. 001-38296

Dear Ms. Wirth:

We are in receipt of the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, Legacy Acquisition Corp. (“Legacy” or the “Company”), by your letter dated November 12, 2020 (the “Comment Letter”), regarding the above-referenced filing (the “Information Statement”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of the comment in the Comment Letter is included in the letter and the Company’s response appears below it for your reference. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Definitive Information Statement on Schedule 14C filed October 30, 2020

The Legacy Board of Directors’ Reasons for the Business Combination, page 73

1.	We note your response to prior comment 1 and reissue it in part. Your proposed revised disclosure states, among other things, that the “Board also considered the financial information included in the test-the-waters presentation prepared with the assistance of Wells Fargo.” Please revise to summarize the financial and valuation information your Board took into account in recommending the transaction with respect to the financial information included in the September 2020 test-the-waters presentation prepared with the assistance of Wells Fargo. Also, please revise to include a cross-reference to the September 2020 test-the-waters materials; the disclosure in your information statement currently makes reference to an August test-the-waters presentation that was offered to and considered by management.

Company Response:

The Company acknowledges the Staff’s comment. The Company proposes to supplement certain disclosures currently included in the Information Statement with the following disclosures. The additional information is reflected below in underlined text. The Company proposes to file the supplemental disclosure reflected below with the Commission via a Current Report on Form 8-K that would be filed subsequent to the confirmation of this approach by the Staff:

Terms of the Business Combination Agreement. The Board considered the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the terms of the Closing Share Consideration, consisting of 26,000,000 shares of Legacy Class A Common Stock valued at $10.00 per share, which the Board believed presented an attractive valuation. With respect to the valuation, the Board considered, among other matters, the proposed transaction structure, projected costs of Onyx as a public company, use of proceeds, Onyx’s capital requirements and liquidity profile, as well as Legacy’s outstanding warrants and its proposed warrant exchange in developing a valuation for Onyx. The Board took into account the fact that a substantial portion of the Founder Shares and all of its private placement warrants would be forfeited. On September 3, 2020, the Board considered the financial information included in the August 2020 test-the-waters presentation prepared with the assistance of Wells Fargo, a version of which was updated in immaterial respects and filed in a Current Report on Form 8-K on September 21, 2020. The presentation included a comparison of Onyx’s three year estimated revenue growth of 27.2%, enterprise value to 2021 estimated revenue of 0.7x, and enterprise value to 2021 estimated adjusted EBITDA margins of 13.9x to certain peer companies, notably CarParts.com (which had respective metrics of 22.8%, 1.2x and 26.0x, based on a pro forma enterprise value from an August 14, 2020 issuance of 4,900,000 shares). From a valuation prospective, the Board considered the multiple of ONYX’s net revenue, gross profit, and adjusted EBITDA compared to the multiples of those peer companies, including CarParts.com. Details regarding these factors are included in the “Background of the Business Combination” section of the Information Statement. The Board also took into account certain prospective unaudited estimated financial information provided to it by Onyx’s management. This information is included in the “Unaudited Prospective Financial Information” section of the Information Statement.

In response to the Staff’s comment, we would like to clarify that the August 2020 test the water presentation is the same test the water presentation considered by the Board on September 3, 2020. For this reason, we have not included a cross-reference requested by the Staff.

United States Securities and Exchange Commission

November 13, 2020

Page Two

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna
Penny J. Minna

cc:	Mara Ransom
Edwin J. Rigaud, Chief Executive Officer, Legacy Acquisition Corp.
Gerry Williams, Esq.
Jonathan Zimmerman, Esq.